UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 30 July 2009

France Telecom showed resilience in the first half 2009 despite increased regulatory pressure and continued deterioration in the economic environment

•

revenues fell 0.5% in the first half of 2009 on a comparable basis, against the backdrop of a 2.9% decline in GDP across the Group’s footprint

▪

the customer base grew 6.6% in one year

•

the first half EBITDA margin was 34.7%, declining 0.7 points due to a slowdown in consumption and increased regulatory pressure

▪

the EBITDA margin rose 0.2 points in the second quarter to 35.4%, after a decline of 1.7 points in the first quarter, reflecting the initial results of the cost savings and transformation plans

•

organic cash flow was 4.1 billion euros

▪

organic cash flow is ahead of the normal level compared with the first half of 2008

▪

investments were 2.5 billion euros lower to take into account the current level of activity and following a period of sustained investment from 2006 to 2008

▪

the 2009 objective of organic cash flow of 8 billion euros is confirmed

•

6.6% increase year on year in the total number of customers (186 million customers at 30 June 2009), driven by the 9.7% rise in mobile services in one year to 125.5 million customers at 30 June 2009

•

revenues down by 0.5% on a comparable basis to 25.5 billion euros for the first half of 2009

▪

operations in France, driven by mobile services, rose 1.5% while Africa and the Middle East rose 5.8% due to the growth of new operations (+27.8%) and Egypt (+11.1%)

▪

most of the other geographic areas were affected by the deterioration in the economic environment, with the impact on revenues often amplified by the effect of regulatory decisions: revenues fell 6.1% in Poland, 4.8% in Spain and 2.6% in the United Kingdom (on a comparable basis)

▪

in the second quarter of 2009, revenues declined 1.3% on a comparable basis, which was nonetheless better than the average GDP trend across the Group's footprint, estimated at -3.2% in the second quarter and -2.6% in the first quarter

•

EBITDA margin was 34.7%, a 0.7-point decline compared to the first half of 2008

▪

improved profitability in Spain, in mobile in France and the United Kingdom and in the Enterprise division

▪

a 0.2-point improvement in the second quarter of 2009 to 35.4%, after dropping 1.7 points in the first quarter (on a comparable basis)

•

CAPEX was 2.528 billion euros in the first half of 2009 (9.9% of revenues), compared with 3.069 billion euros in the first half of 2008 (12% of revenues) on a comparable basis. This reduction is related to:

▪

the non-recurrence of real estate investments made in the first half of 2008 of 163 million euros

▪

the optimization and adjustment of investments to the level of activity particularly in 2G networks, IT and fixed legacy services

•

12.4% growth in organic cash flow to 4.1 billion euros in the first half of 2009, compared with 3.6 billion euros in the first half of 2008

▪

the phasing of cash flow generated in the first half of 2009 is ahead of that in the first half 2008; it is in line with the objective for 2009 of 8 billion euros

▪

organic cash flow growth principally reflects the increase in EBITDA-CAPEX ratio(+5%), the decrease in net financial expenses and the decline in expenses related to the acquisition of telecommunication licenses

▪

it also incorporates the positive impact of financial transactions (the unwinding of hedging transactions and the buy-back of TDIRA) of 563 million euros, offset by the initial effects of the application of the French law on Modernisation of the Economy (LME) and the impact on the working capital requirement of the reduction in CAPEX and operating expenses for 502 million euros

•

reduction in net debt to 34.7 billion euros at 30 June 2009 (for a net debt to EBITDA ratio of 1.94), compared with 35.9 billion euros at 31 December 2008 (for a ratio of 1.96)

•

net income attributable to equity holders of France Telecom up 2.3% to 2.579 billion euros in comparable terms1, against 2.522 billion euros in the first half of 2008; on a reported basis, it was 2.559 billion euros compared with 2.675 billion euros in the first half of 2008

•

confirmation of the objective of stable organic cash flow at the level achieved in 2008, which was 8 billion euros (before potential acquisitions of new frequencies for mobile services)

In the second half 2009, the Group expects:

▪

the impact of regulatory measures on revenues will be twice that of the first half (impact estimated at 383 million euros in the first half)

▪

a slight reduction in the level of activity, excluding regulatory measures, taking into account the continued decline in GDP within the Group’s footprint (the reduction in GDP is estimated at -2.6% in the second half of 2009 following -2.9% in the first half)

▪

the strengthening of the cost savings programs and the ramp-up of the Orange 2012 transformation plan should limit the drop in EBITDA margin compared to 2008

▪

a investment rate higher than in the first half due to the normal seasonality of investment spending, although the level of reduction initiatives will remain comparable to those of the first half

•

distribution of an interim ordinary dividend of 0.60 euros per share, paid 2 September 2009. The ex-dividend date for the interim dividend is 27 August 2009, after market close.

The main non-recurring items used to establish net income attributable to equity holders of France Telecom in comparable terms are indicated on page 10 under the heading “Net income”

The Board of Directors of France Telecom SA met on 29 July 2009 and examined the Group's financial statements.

Commenting on the first half results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “In an economic environment that deteriorated more than expected over the course of the first half of 2009, the level of revenues reflects the strong resilience of our business compared to GDP and our ability to maintain our competitive position. The first results of the cost saving and transformation plans of Orange 2012 helped mitigate the impact of the economic slowdown, which was more or less pronounced depending on the country. As a result, while the Group’s first half revenues declined 0.5% , the number of customers rose 6.6% to 186 million and operating profitability improved in the second quarter, thanks particularly to progress achieved in Spain, in mobile services in France and the United Kingdom, and in our Enterprise business. I wish to thank all of the Group’s teams, who have made these results possible even as the financial impact of regulatory decisions are being felt more heavily in most European countries.

First half 2009 organic cash flow generation, at 4.1 billion euros, is ahead of the seasonal level achieved in 2008, reassuring us of our ability to achieve our objective of 8 billion euros for the 2009 financial year. Therefore the Board of Directors has decided to pay an interim dividend of 0.60 euros per share.

For the second half, with the economic environment remaining difficult, the Group will continue with targeted marketing programs and cost reduction efforts. We are confident we can adjust to current conditions while preparing to take maximum advantage of the recovery when it occurs. "

key figures

•

half-year data

in millions of euros	at 30 June 2009	at 30 June 2008 comparable basis (unaudited)	at 30 June 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)	Impact of change in exchange rates (in %)	Impact of change in consolidated group (in %)
Revenues	25 458	25 581	26 304	-0.5	-3.2	-2.9	0.1
of which:
France	11 840	11 661	11 694	1.5	1.2	-	-0.3
United Kingdom	2 541	2 609	3 008	-2.6	-15.5	-13.3	-
Spain	1 920	2 017	2 017	-4.8	-4.8	-	-
Poland	1 900	2 023	2 594	-6.1	-26.7	-22.0	-
Rest of World	4 112	4 121	3 926	-0.2	4.7	3.8	1.2
Enterprise	3 836	3 904	3 842	-1.7	-0.2	1.5	0.1
International Operators and Shared Services	688	609	612	12.9	12.3	0.3	-0.8
Eliminations	-1 379	-1 363	-1 389	-	-	-	-
EBITDA	8 821	9 058	9 290	-2.6	-5.0	-2.4	-0.1
in % of revenues	34.7%	35.4%	35.3%	-0.7 pt	-0.6 pt	-	-
of which:
France	4 913	4 958	4 975	-0.9	-1.2	-	-0.3
United Kingdom	499	518	619	-3.6	-19.4	-16.4	-
Spain	349	273	273	28.2	28.2	-	-
Poland	721	893	1 142	-19.2	-36.8	-21.9	0.1
Rest of World	1 677	1 738	1 674	-3.5	0.2	3.9	-0.1
Enterprise	781	789	726	-1.0	7.6	7.6	1.1
International Operators and Shared Services	-119	-111	-119	-7.2	-1.4	-5.4	-
Eliminations	-	-	-	-	-	-	-
Operating income	5 209		5 471		-4.8
Net income attributable to shareholders[2]	2 559		2 675		-4.3
Net income attributable to shareholders on a comparable basis	2 579		2 522		2.3
CAPEX (excluding GSM and UMTS licenses)	2 528	3 069	3 134	-17.6	-19.3	-2.5	0.4
in % of revenues	9.9%	12.0%	11.9%	-2.1 pt	-2.0 pt	-	-
of which:
France	964	1087	1 087	-11.3	-11.3	-	-
United Kingdom	159	164	189	-2.9	-15.8	-13.3	-
Spain	182	247	247	-26.2	-26.2	-	-
Poland	201	273	350	-26.5	-42.6	-22.0	-
Rest of World	590	657	621	-10.2	-5.0	3.9	1.9
Enterprise	138	158	157	-12.4	-12.1	-0.1	0.5
International Operators and Shared Services	294	483	483	-39.2	-39.2	-	0.1
Organic cash flow	4 096		3 645		12.4

historical basis	at 30 June 2009	at 31 December 2008	at 30 June 2008
Net debt	34 734	35 859	38 204
Net debt / EBITDA	1.94	1.96	2.03

Net income attributable to equity holders of France Telecom S.A.

•

•

quarterly data

in millions of euros	second quarter 2009	Second quarter 2008 comparable basis (unaudited)	Second quarter 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)	Impact of changes in exchange rates (in %)	Impact of changes in consolidation scope (in %)

Revenues	12 773	12 942	13 276	-1.3	-3.8	-2.6	0.1
of which:
France	5 928	5 872	5 893	1.0	0.6	-	-0.3
United Kingdom	1 288	1 348	1 497	-4.5	-14.0	-9.9	-
Spain	966	1 023	1 023	-5.5	-5.5	-	-
Poland	940	1 015	1 327	-7.4	-29.2	-23.5	-
Rest of World	2 084	2 084	1 996	0.0	4.4	3.2	1.2
Enterprise	1 910	1 986	1 939	-3.8	-1.5	2.4	-
International Operators and Shared Services	350	308	310	13.5	12.8	0.2	-0.8
Eliminations	-694	-695	-708	-	-	-	-
EBITDA	4 522	4 559	4 661	-0.8	-3.0	-2.2	0.0
in % of revenues	35.4%	35.2%	35.1%	+0.2 pt	+0.3 pt	-	-

CAPEX (excluding GSM and UMTS licenses)	1 298	1608	1 642	-19.3	-21.0	-2.3	0.3
in % of revenues	10.2%	12.4%	12.4%	-2.2 pt	-2.2 pt	-	-
of which:
France	453	579	579	-21.8	-21.8	-	-
United Kingdom	83	93	105	-10.8	-20.2	-10.6	-
Spain	95	156	156	-39.3	-39.3	-	-
Poland	88	130	170	-32.4	-48.4	-23.7	-
Rest of World	349	372	354	-6.1	-1.6	3.7	1.2
Enterprise	72	85	85	-15.2	-15.3	-0.2	0.1
International Operators and Shared Services	158	193	193	-18.2	-18.1	-	0.1

EBITDA - CAPEX	3 224	2 951	3 019	9.2	6.8	-	-

comments on key Group figures

revenues

First half 2009

First half 2009 revenues for the France Telecom group were 25.458 billion euros, down 0.5% compared to the first half of 2008 on a comparable basis3.

Operations in France grew 1.5% with activity particularly buoyant in mobile services which rose 6.4% compared with the first half of 2008. At the same time, revenues from operations in Africa and the Middle East increased 5.8%, driven chiefly by Egypt (+11.1%) and new operations in Africa4 (+27.8%).

These favourable trends largely offset the downturn in operations:

-

in Romania (-15.4%), impacted by the deterioration in the economic environment

-

in Poland (-6.1%), Spain (-4.8%) and the United Kingdom (-2.6%), partly due to rate cuts for call terminations and roaming.

Revenues for the Enterprise segment were down 1.7%, principally due to the drop in network equipment sales in the first half of 2009.

On an historical basis, revenues were down 3.2% compared with the first half of 2008. This primarily reflects the unfavourable impact of exchange rates which represented 2.9 points of this decline due to the depreciation of the Polish zloty (-2.2 points) and the pound sterling (-1.5 point), which was partially offset by the appreciation of other currencies (+0.8 point). On an historical basis, the change also includes the impact of changes in scope of consolidation (+0.1 point) with the consolidation of Telkom Kenya.

Second quarter 2009

Second quarter 2009 revenues totalled 12.773 billion euros, representing a 1.3% decrease on a comparable basis. This was down from the 0.4% growth reported for the first quarter, although the quarterly trend was better than that of the Gross Domestic Product for the geographic areas where the Group operates. This economic indicator, which continues to deteriorate, was down 3.2% in the second quarter of 2009, after a drop of 2.6% in the first quarter of 2009, growth of 0.2% in the fourth quarter of 2008 and growth of 1.3% in the third quarter of 2008.

The Group’s operations in France are still on an upward trend, with growth of 1.0%. Mobile services remained particularly dynamic, with growth of 5.5% in the second quarter of 2009 after growing 7.4% in the first quarter. At the same time, Egypt grew 11.9% (10.6% growth in the first quarter) and new operations in Africa4 rose 23.2% (following 32.7% growth in the first quarter).

These favourable trends partly offset the decline in the second quarter of 2009 of operations in:

-

in Romania, which continues to be affected by the deterioration of the economic environment (quarterly revenues were down 16.7% after falling 14.1% in the first quarter),

-

in Poland (-7.4%), Spain (-5.5%) and the United Kingdom (-4.5%). The deterioration of quarterly revenue trends in these three countries is due to a large extent to the greater impact of rate cuts for mobile call terminations and roaming in the second quarter of 2009 than in the first quarter.

Revenues from the Enterprise segment fell 3.8% in the second quarter of 2009. The deterioration in relation to the first quarter (up 0.4%) reflects an larger decline in fixed telephone services and legacy data services and a levelling off of growth in services operations, which nonetheless outperformed the market.

On an historical basis, Group revenues were down 3.8% in the second quarter of 2009. More than two thirds of this decline is attributable to the unfavourable impact of changes in exchange rates (-2.6 points) linked to the depreciation of the Polish zloty (-2.3 points) and pound sterling (-1.1 point), partially offset by the increase in value of other currencies (+0.8 point) and the impact of changes in the scope of consolidation (+0.1 point) with the consolidation of Telkom Kenya.

See glossary.

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

6

customer base growth

The Group had 186 million customers (excluding MVNOs) at 30 June 2009, up 6.6% compared to 30 June 2008, with 11.5 million additional customers (net of terminations) added in one year.

The number of mobile customers continued to rise steadily to 125.5 million customers at 30 June 2009 (excluding MVNOs), an increase of 9.7% in one year (11.1 million additional customers, net of terminations).

The first half of 2009 was very buoyant, with 3.7 million customers added, particularly during the second quarter when 2.6 million new customers were added. The second quarter of 2009 benefitted from new prepaid offers recently marketed in Europe while contract customer numbers continued to grow steadily. In all, contract customer numbers rose 7.9% year on year, while prepaid rose 10.8%.

The number of 3G mobile broadband customers increased very sharply to 21.7 million at 30 June 2009, compared with 13.4 million at 30 June 2008, an increase of 62% in one year.

There were 3.8 million MVNO customers in Europe at 30 June 2009, versus 2.6 million a year earlier. The MVNO customer base in France saw strong growth (+0.4 million in one year) to 2 million at 30 June 2009, while the rest of Europe (principally Spain and the United Kingdom) added 0.8 million customers during the same period to reach a MVNO customer base of 1.8 million at 30 June 2009.

Growth was also strong in ADSL broadband services, with 13.4 million customers at 30 June 2009, a year-on-year increase of 7.7%. The number of ADSL multiservices customers continued to grow rapidly, in particular in digital TV (IPTV and satellite television), with 2.7 million customers at 30 June 2009 and year-on-year growth of 74%. Voice over IP services also rose sharply to 7.1 million customers at 30 June 2009, a year-on-year increase of 25%. The total number of Livebox customers rose to 8.4 million at 30 June 2009, up 17%.

EBITDA

First half 2009

EBITDA5 was 8.821 billion euros in the first half of 2009, compared with 9.058 billion euros in the first half of 2008, a 2.6% decline on a comparable basis. On an historical basis, EBITDA fell 5.0% on unfavourable exchange rates (-2.4 points) and changes in the scope of consolidation (-0.1 points).

The EBITDA margin6 was 34.7% in the first half of 2009 compared to 35.4% in the first half of 2008 on a comparable basis (35.3% on an historical basis), a 0.7-point decrease (-237 million euros) between the two periods (-0.6 points on an historical basis). This was due in particular to:

-

the impact of 229 million euros from lower call termination and roaming rates;

-

the increase of 156 million euros in content purchases;

-

the effects of the telecommunications tax (French audiovisual law) beginning 7 March 2009 and, since 1 June 2008, the Chatel law (total impact of 81 million euros).

These unfavourable items were partially offset by lower G&A expenses and tight management of commercial expenses.

The ratios of operating expenses to revenues were as follows:

-

The ratio of labour expenses to revenues was 17.6% in the first half of 2009, the same as that of the first half of 2008 on a comparable basis (+0.2 point on an historical basis). The number of employees went from 188,199 at 30 June 2008 to 183,898 at 30 June 2009, a 2.3% decrease on a comparable basis (-0.7% on an historical basis).

-

The ratio of service fees and inter-operator costs to revenues (15.0% in the first half of 2009) is up by 0.4 points on a comparable basis in relation to the first half of 2008 (+0.3 point on an historical basis).  This increase reflects the growth of unlimited offers in mobile services, partially offset by the rate cut for call terminations (-229 million euros in the first half of 2009).

-

The ratio of other network and IT expenses to revenues rose 0.1 points to 5.6% in the first half of 2009 compared with 5.5% in the first half of 2008, on both a comparable and historical basis. The increase primarily concerns the Rest of World segment, particularly new operations in Africa. Added to this are the effects of rising energy prices (particularly in the United Kingdom, Poland and Africa) and additional costs stemming from the January storm in South-western France.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. See glossary.

EBITDA to revenues

7

-

The ratio of all property, G&A and other expenses7  to revenues was 11.8% in the first half of 2009, compared with 12.0% in the first half of 2008, a decline of 0.2 points on a comparable basis (-0.1 points on an historical basis). The improvement reflects the initial effects of the cost savings programmes, in particular with a drop in G&A and consulting and subcontracting expenses.

Before commercial expenses and content purchases, the EBITDA margin in the first half of 2009 was 50.0%, a 0.3-point decline on a comparable basis between the two half-year periods (-0.5 points on an historical basis).

-

The ratio of commercial expenses and content purchases to revenues rose 0.5 points on a comparable basis to 15.4% in the first half of 2009 (+ 0.2 points on an historical basis). The growth in content purchases (+156 million euro), in particular for the sports TV and Orange cinema series channels introduced in the second half of 2008, was partially offset by the decline in commercial expenses linked to the business slowdown.

Second quarter 2009

In the second quarter of 2009, EBITDA was 4.522 billion euros, a limited decrease of 0.8%, after falling 4.4% in the first quarter of 2009. The EBITDA was came to 35.4% in the second quarter of 2009, a 0.2-point improvement on a comparable basis compared to the second quarter of 2008 (+0.3 points on an historical basis).

This favourable trend reflects the decrease in restructuring expenses and the initial results of the cost savings plans on G&A (consulting, subcontracting and equipment costs) and commercial expenses.

operating income

The France Telecom group had operating income of 5.209 billion euros in the first half of 2009, compared with 5.471 billion euros in the first half of 2008, a decrease of 262 million euros between the two periods. This change is due to the following:

-

a decrease of 469 million euros in EBITDA;

-

a decline of 243 million euros in depreciation and amortization, including a favourable exchange rate impact of -162 million euros;

-

an impairment on fixed-assets of -14 million euros in the first half of 2009, compared with income of 22 million euros in the first half of 2008.

net income

Consolidated net income for France Telecom group was 2.803 billion euros in the first half of 2009, compared with 2.996 billion euros in the first half of 2008, a decline of 193 million euros corresponding to:

-

a decrease of 262 million euros in operating income;

-

an improvement of 72 million euros in financial results generated by the sharp decline in net financial expenses, which benefitted from a lower level of debt than in the first half of 2008 and a decline in the average cost of debt;

-

near stable corporate tax at 1.269 billion euros in the first half of 2009, compared with 1.266 billion euros in the first half of 2008, an increase of 3 million euros increase between the two periods.

Minority interests were 244 million euros in the first half of 2009, compared with 321 million euros in the first half of 2008, a decrease of 77 million euros between the two half-year periods tied in particular to results in Poland, Kenya and at FT España.

Net income attributable to equity holders of France Telecom was 2.559 billion euros in the first half of 2009, compared with 2.675 billion euros in the first half of 2008, a decrease of 116 million euros. On comparable terms, after adjustment for the main non-recurring items, net income attributable to equity holders of France Telecom S.A. was 2.579 billion euros in the first half of 2009, up from 2.522 billion euros in the first half of 2008, a 2.3% improvement (+57 million euros).

The main non-recurring items taken into account include:

-

impairment reversal on associates of 36 million euros in the first half of 2009;

-

gains on disposals of assets and net income from discontinued operations of 18 million in the first half of 2009 compared with a loss of 10 million euros in the first half of 2008;

-

certain non-recurring deferred tax charges for +9 million euros in the first half of 2009, compared with -170 million euros in the first half of 2008;

-

the provision related to the employee free share programme totalling +29 million euros in the first half of 2009, compared to +27 million euros in the first half of 2008.

See “Operating expenses” in the glossary.

8

capital expenditure on tangible and intangible assets (CAPEX)

First half 2009

Capital expenditure on tangible and intangible assets (CAPEX) was 2.528 billion euros for the first half of 2009, down 19.3% on an historical basis, including the impact of exchange rates (-2.5 points) and changes in consolidation scope (+0.4 points) related primarily to the consolidation of Telkom Kenya.

CAPEX fell 17.6% on a comparable basis in the first half of 2009. Excluding the transaction to purchase operating premises in France in the first half of 2008 for 163 million euros, CAPEX was -13.0%.

CAPEX as a proportion of revenues was 9.9% in the first half of 2009, compared with 12.0% in the first half of 2008 on a comparable basis (11.4% excluding the transaction to purchase operating premises in France).

In addition to the transaction to purchase operating premises in France in the first half of 2008, the decline in CAPEX in the first half of 2009 primarily concerned France, Poland and Spain, with the contraction in investment for expansion of 2G and 3G mobile network capacity and slowing growth in fixed broadband services.

CAPEX fell for the other European countries, particularly Romania, while remaining generally stable in the balance of the Rest of World segment: CAPEX for new operations8 tripled compared to the first half of 2008 (on a comparable basis), led by Uganda, Kenya and Armenia, while it declined in some other countries (Senegal, Madagascar, Egypt, Mali and the Dominican Republic).

Second quarter 2009

CAPEX was 1.298 billion euros in the second quarter of 2009, a decline of 21.0% on an historical basis and of 19.3% on a comparable basis (-18.4% excluding the impact of the transaction to purchase operating premises in France in the second quarter of 2008). The ratio of CAPEX to revenues was 10.2% in the second quarter of 2009, an increase of 0.5 points compared with a ratio of 9.7% in the first quarter of 2009.

CAPEX contracted more in the second quarter of 2009, reflecting the pronounced slowing of growth in fixed broadband services in France and the contraction of fixed and mobile services in Poland and Spain. In the Rest of World segment, the very sharp growth in CAPEX for new operations was offset by the decrease in investments in other countries.

organic cash flow

The Group’s organic cash flow was 4.096 billion euros in the first half of 2009, compared with 3.645 billion euros in the first half of 2008, an increase of 451 million euros. The growth in cash flow resulted primarily from:

-

an increase of 137 million euros in EBITDA-CAPEX , which was 6.293 billion euros in the first half of 2009, compared with 6.156 billion euros in the first half of 2008;

-

 decrease of 167 million euros in income tax paid;

-

a decline of 96 million euros in net interest paid;

-

a decrease of 93 million euros related to the acquisition of telecommunication licenses (first-half 2008 acquisition of the initial frequency spectrum for the UMTS license in Egypt); and

-

a decrease of 86 million euros  in expenses related to the early retirement plan (ERP)in France.

These favourable developments were partially offset by the impact of more pronounced seasonality in the first half of 2009 than in the first half of 2008 on working capital requirements for current operations (-162 million euros).

First-half organic cash flow in 2009 also includes the following specific elements:

-

The unwinding of hedging transactions and the buyback of TDIRA convertible bonds in the first half of 2009 for a total of +563 million euros;

-

a greater decline in the variation in accounts payable to fixed asset suppliers, excluding licenses, in the first half of 2009, largely due to the decline in CAPEX compared with the first half of 2008 (impact estimated at -358 million euros);

-

the impact of the slowdown in business and the reduction in the cost of working capital as well as the effect of payments linked to the application of the French law on Modernisation of the Economy (total impact -144 million euros).

New operations: Armenia, Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

net debt

At 30 June 2009, France Telecom had net debt of 34.734 billion euros, compared to 35.859 billion euros at 31 December 2008.

Net debt was reduced by 1.125 billion euros in the first half of 2009. This was due to organic cash flow of 4.096 billion euros, reduced by the following items:

-

payment of the balance of the dividend for 2008 to the shareholders of France Telecom S.A. of 0.80 euros per share (1.553 billion euros excluding that part of the dividend satisfied in new shares at the shareholders’ choice);

-

the net effect (569 million euros) of the acquisition of 18.2% of FT España for 1.379 billion euros, partially offset by the ending of the fair value price guarantee given to minority shareholders of FT España in the amount of 810 million euros;

-

subsidiary payments to minority shareholders and the change in minority shareholder capital (309 million euros);

-

other items that increased net debt (540 million euros), mostly concerning the foreign exchange impact related to the change in the pound sterling in relation to the euro.

The ratio of net debt to EBITDA was 1.94 at 30 June 2009, compared with 1.96 at 31 December 2008 and 2.03 at 30 June 2008.

2009 dividend

The Board of Directors decided on 29 July 2009 to pay an interim ordinary dividend for the year in progress based on first half 2009 results. The interim dividend will be 0.60 euros per share and will be paid on 2 September 2009. The ex-dividend date for the interim dividend is 27 August 2009 after market close.

This decision is not indicative of the decision to be made at year-end 2009 closing on the final amount of the ordinary dividend for 2009 or on other capital remuneration components, if any.

outlook for 2009

The Group confirms its objective of stable cash flow at the level attained in 2008 of 8.0 billion euros (excluding potential acquisition of new frequencies for mobile services).

The latest economic forecasts by the IMF point to an estimated average evolution of  GDP across the Group’s footprint of -2.6% in the second half of 2009 following the -2.9% in the first half.

In the second half of 2009, the impact of regulatory measures on Group revenues is expected to be twice that registered in the first half, taking into account the numerous reductions in mobile call termination rates that are being introduced, notably in France (-30%), Poland (-23%) and Spain (-11%).

Excluding the impact of regulatory measures, the level of business activity in the second half of 2009 should be slightly lower taking into account changes in GDP and consumer indicators across the Group’s footprint.

So as to continue to limit the erosion of EBITDA margin and to address the more restrictive regulatory measures, action plans put in place in the first half of 2009 will continue to be pursued, and in particular:

-

plans aimed at reducing costs,

-

and an increase in the pace of deployment of the Orange 2012 transformation plan.

The rate of investment will be higher in the second half than in the first half due to the normal seasonality of investment spending, but the level of cost reduction plans will be comparable to that of the first half.

Finally, the Group will continue to pursue a policy of debt reduction with a net debt to EBITDA ratio of less than 2 in order to preserve its freedom of action and flexibility. The Group will maintain a dividend distribution rate greater than or equal to 45% of organic cash flow, while at the same time maintaining a significant liquidity position.

review by business segment

France

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	11 840	11 661	11 694	1.5%	1.2%
EBITDA	4 913	4 958	4 975	(0.9)%	(1.2)%
EBITDA / Revenues	41.5%	42.5%	42.5%
Operating income	3 812	3 754	3 770	1.6%	1.1%
Operating income / Revenues	32.2%	32.2%	32.2%
CAPEX (excluding GSM and UMTS licenses)	964	1 087	1 087	(11.3)%	(11.3)%
CAPEX / Revenues	8.1%	9.3%	9.3%

Revenues in France increased to 11.840 billion euros in the first half of 2009, up 1.5% from the first half of 2008 on a comparable basis (+1.2% on an historical basis).

Revenues from Personal Communication Services were up 6.4% on a comparable basis to 5.373 billion euros in the first half of 2009 (+6.3% on an historical basis).

The number of contract customers continued to rise steadily, with 17.327 million contracts at 30 June 2009, a 7.2% increase year-on-year. Contract customers represented 68.5% of the customer base at that date, compared with 66.5% a year earlier. The total number of customers excluding MVNOs (contracts and prepaid offers) rose to 25.287 million at 30 June 2009, an increase of 4.0% year-on-year.

Meanwhile, revenues from data services were up sharply (+26.2% compared with the first half of 2008), generated by both messaging and non-messaging services. Data services accounted for 24.5% of network revenues in the first half of 2009, a gain of 4 points in relation to the first half of 2008 on a comparable basis.

The number of mobile broadband service customers rose 34.1% in one year to a total of 12.073 million at 30 June 2009. Internet Everywhere9 in particular is growing rapidly, with 419,000 customers at 30 June 2009 compared with 76,000 a year earlier.

There were 2 million MVNO customers at 30 June 2009, up 23% year-on-year from 1.6 million customers at 30 June 2008.

At 7.073 billion euros in the first half of 2009, revenues in Home Communication Services were down 1.5% on a comparable basis, showing a slight improvement over the second half of 2008 (-1.7%). This is attributable to Consumer Services, which decreased by just 0.4% in the first half of 2009, compared with -1.7% in the second half of 2008. Similarly, International Operator services, which were affected by falling wholesale prices (ADSL access, unbundling and wholesale telephone lines, and interconnection), dropped 0.7% in the first half of 2009, as opposed to a 1.0% increase in the second half of 2008.

Consumer ADSL broadband services continued to grow at a fast pace, with Internet service revenues up 18.1% in the first half of 2009 on both an historical and comparable basis.

See glossary.

11

Consumer ADSL broadband subscribers totalled 8.639 million at 30 June 2009, providing year-on-year growth of 10.2% with 799,000 additional subscribers in twelve months. ADSL multiservices continued to be buoyant. At 30 June 2009 there were:

-

6.991 million Livebox rentals, an increase of 18% in one year, with Liveboxes representing 81% of all ADSL subscribers at 30 June 2009, up from 75% a year earlier;

-

6.339 million Voice over IP customers, an increase of 27% in one year, with Voice over IP representing 73% of ADSL subscribers and 91% of Livebox rentals at 30 June 2009; and

-

2.339 million digital TV customers (satellite and ADSL television), a 68% increase from a year ago.  At 30 June 2009, there were 416,000 subscribers to Orange satellite TV, launched on 3 July 2008.

Content services continued to experience rapid growth:

-

Video on Demand (VOD) services nearly quadrupled, with 17.4 million downloads in the first half of 2009 against 4.6 million in the first half of 2008.

-

There were 393,000 subscribers to the Orange sport channels launched on 9 August 2008 and the Orange cinema series launched on 13 November 2008, compared with 130, 000 subscribers at 31 December 2008.

Meanwhile, the drop in revenues from traditional telephone services slowed, reflecting the slowing decline in the number of traditional telephone subscribers on an annual basis (-9.1% at 30 June 2009, compared with -10.2% at 31 December 2008), in particular due to the contraction of naked ADSL10 growth and of wholesale subscription sales11. Total revenues from traditional telephone subscriptions and services were down 10.3% in the first half of 2009 after dropping 13.1% in the second half of 2008.

In addition, other revenues in Home Communication Services were down 16.8% on a comparable basis (-18.9% on an historical basis), reflecting in particular the impact of the Chatel law (free telephone assistance), the discontinuation of the e-commerce business, and a drop in telephone advertising revenues.

Second quarter 2009

Revenues from France totalled 5.928 billion euros, registering growth of 0.6% on an historical basis and 1.0% on a comparable basis. Revenues from Personal Communication Services continued to rise and were up 5.5% in the second quarter after rising 7.3% in the first quarter. Meanwhile, Home Communication Services were down 2.2% after falling 1.2% in the first quarter. The downturn is related both to Consumer Services, where revenues from telephone services decreased more sharply, and to slowing growth in Internet services after several quarters of very strong growth.

EBITDA in France was 4.913 billion euros in the first half of 2009, down 1.2% on an historical basis and -0.9% on a comparable basis. The EBITDA margin was 41.5% in the first half of 2009, a decrease of 1.0 points on both a comparable and an historical basis in relation to the first half of 2008.

The drop in EBITDA on a comparable basis is linked to Home Communication Services, and in particular to increased content purchases, the impact of rate reductions for total unbundling of telephone lines and of wholesale line rentals (WLR), the impact of the telecommunications tax introduced on 7 March 2009 (French audiovisual law), and the costs of additional maintenance caused by the January storm in South-western France. These impacts are partially offset by revenue growth and a drop in labour expenses linked to the reduction of the workforce.

Operating income in France was 3.812 billion euros in the first half of 2009, up 1.1% on an historical basis and up 1.6% on a comparable basis. The decrease in EBITDA was more than offset by the reduction in depreciation and amortisation, primarily associated with mobile operations.

Capital expenditure on tangible and intangible assets (CAPEX) in France stood at 964 million euros in the first half of 2009, down 11.3% from the first half of 2008 on both an historical basis and a comparable basis. CAPEX represents 8.1% of first half 2009 revenues, compared with 9.3% in the first half of 2008.

The drop in CAPEX is due to reduced investment in 2G and 3G mobile network capacity and to slower growth in ADSL broadband services. These impacts are partially offset by rising investment in local loops for fixed services and in service platforms linked to TV content operations.

See glossary.

See glossary.

12

United Kingdom

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	2 541	2 609	3 008	(2.6)%	(15.5)%
EBITDA	499	518	619	(3.6)%	(19.4)%
EBITDA / Revenues	19.6%	19.8%	20.6%
Operating income	87	112	165	(22.2)%	(47.3)%
Operating income / Revenues	3.4%	4.3%	5.5%
CAPEX (excluding GSM and UMTS licenses)	159	164	189	(2.9)%	(15.8)%
CAPEX / Revenues	6.3%	6.3%	6.3%

Revenues in the United Kingdom totalled 2.541 billion euros in the first half of 2009. On an historical basis, this represents a 15.5% drop, largely due (-13.3%) to the adverse impact of the pound sterling exchange rate. On a comparable basis, revenues were down 2.6% compared with the first half of 2008.

Revenues from Personal Communication Services totalled 2.451 billion euros in the first half of 2009, down 1.9% on a comparable basis in relation to the first half of 2008. Excluding the impact of rate cuts for call terminations and roaming, revenues were up 0.7%.

The number of contract customers continued to rise steadily, reaching 6.443 million at 30 June 2009 thus yielding a year-on-year increase of 10.1%. Contract customers represented 40.6% of the customer base at 30 June 2009, compared with 37.1% at 30 June 2008, a 3.5-point gain in one year.

The total number of customers excluding MVNOs (contracts and prepaid offers) was 15.853 million at 30 June 2009, giving an annual increase of 0.6%.

Revenues from data services were up 5.6%, due to the rapid growth of non-messaging services. The non-voice services segment of network revenues rose to 25.0% in the first half of 2009, compared with 23.1% in the first half of 2008.

Mobile broadband customers were up 76% year-on-year to 4.313 million at 30 June 2009, reflecting in particular the growth in Internet Everywhere12, which had a total of 277,000 customers at 30 June 2009, compared with 102,000 customers at 30 June 2008.

The MVNO customer base tripled in one year, reaching 668,000 customers at 30 June 2009, compared with 223,000 at 30 June 2008.

Revenues from Home Communication Services were down 28.0% on an historical basis to 120 million euros in the first half of 2009. The 16.9% drop on a comparable basis includes:

-

a 10.3% drop in the ADSL broadband customer base (which stood at 954,000 customers at 30 June 2009), with ADSL subscriptions sold unbundled from the telephone line representing 45.3% of the total number of ADSL subscriptions at 30 June 2009, compared with 40.1% a year earlier, for a 5.2-point improvement year-on-year;

-

in addition, there was a drop in narrowband Internet revenues, with the number of customers (93,000 at 30 June 2009) dropping by more than 50% year-on-year.

Second quarter 2009

Revenues from the United Kingdom totalled 1.288 billion euros, down 14.0% on an historical basis (9.9% of which is linked to the adverse impact of the pound sterling exchange rate) and down 4.5% on a comparable basis. Excluding the impact of rate cuts for call terminations and roaming, revenues from Personal Communication Services were up 0.2% in the second quarter of 2009 (after gaining 1.3% in the first quarter), whereas Home Communication Services continued falling at the same pace as in the first quarter.

See glossary.

EBITDA in the United Kingdom was 499 million euros in the first half of 2009, a 19.4% drop on an historical basis (16.4% of which is attributable to the adverse impact of the pound sterling exchange rate) and a 3.6-point drop on a comparable basis. The EBITDA margin was virtually stable in the first half of 2009, at 19.6%, showing a -0.2-point decrease in relation to the first half of 2008 on a comparable basis (-1.0 point on an historical basis). Excluding the impact of rate cuts for call termination and roaming in mobile services, the EBITDA margin improved by 2.1 points compared with the first half of 2008, reflecting tight management of commercial expenses and the growing share of direct sales.

Operating income in the United Kingdom totalled 87 million euros in the first half of 2009 (a 47.3% drop on an historical basis and a 22.2% drop on a comparable basis), reflecting EBITDA erosion, while depreciation and amortisation remained stable compared with the first half of 2008.

Capital expenditure on tangible and intangible assets (CAPEX) in the United Kingdom stood at 159 million euros in the first half of 2009, down 2.9% from the first half of 2008 on a comparable basis (-15.8% on an historical basis, -13.3% of which is linked to the adverse impact of the pound sterling exchange rate). CAPEX represents 6.3% of first half 2009 revenues and is identical to the ratio for the first half of 2008. The drop in CAPEX on a comparable basis is due to reduced investment in 2G and 3G mobile network capacity and in service platforms.

Spain

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1 920	2 017	2 017	(4.8)%	(4.8)%
EBITDA	349	273	273	28.2%	28.2%
EBITDA / Revenues	18.2%	13.5%	13.5%
Operating income	(175)	(262)	(262)	(33.3)%	(33.3)%
Operating income / Revenues	(9.1)%	(13.0)%	(13.0)%
CAPEX (excluding GSM and UMTS licenses)	182	247	247	(26.2)%	(26.2)%
CAPEX / Revenues	9.5%	12.3%	12.3%

Revenues in Spain totalled 1.92 billion euros in the first half of 2009, down 4.8% on both a comparable and historical basis. Against a backdrop of difficult economic conditions, this performance is still better than that of the sector as a whole.

Revenues from Personal Communication Services were down 5.5% on both a comparable and historical basis to 1.578 billion euros in the first half of 2009. Excluding the impact of rate reductions for call terminations and roaming, revenues were down by 0.9% compared with the first half of 2008.

The drop in voice and messaging services was offset almost entirely by:

-

a 2.6% increase in the total number of customers, excluding MVNOs (contracts and prepaid offers), which was 11.469 million at 30 June 2009;

-

improvement in the customer mix with 4.4% growth in the number of contract customers (6.495 million at 30 June 2009).  Contract customers made up 56.6% of the total client base at 30 June 2009, compared with 55.7% at 30 June 2008, a 0.9-point gain in one year;

-

23% revenue growth in data services, excluding messaging, in the first half of 2009, with the number of mobile broadband customers rising 71% in one year to a total of 4.154 million customers at 30 June 2009.  Furthermore, there were 246,000 Internet Everywhere customers at 30 June 2009, compared with 111,000 at 30 June 2008;

-

60% growth in the MVNO customer base, which totalled 650,000 customers at 30 June 2009, compared with 405,000 at 30 June 2008.

Revenues from Home Communication Services were 342 million euros in the first half of 2009, down 1.6% on a comparable basis (-1.5% on an historical basis), linked to the downturn in business services and portal revenues. However, ADSL broadband revenues remained stable. The 4.8% drop in the customer base in one year (1.135 million customers at 30 June 2009) was offset by:

-

the growing share of ADSL subscriptions sold unbundled from the telephone line, which continued to rise steadily, reaching 78.9% of total ADSL subscriptions at 30 June 2009, compared with 71.1% a year earlier, a year-on-year gain of 7.8 points;

-

93% growth in the number of Voice over IP services customers in one year (385,000 customers at 30 June 2009), while ADSL television services (IPTV) remained stable (92,000 at 30 June 2009).

Second quarter 2009

Revenues from Spain totalled 966 million euros, down 5.5% on both an historical and comparable basis. Excluding the impact of rate cuts for call terminations and roaming, revenues from Personal Communication Services were down -0.5%, representing a 0.8-point improvement compared with the first quarter of 2009 (-1.3%). Meanwhile, revenues from Home Communication Services were at the same level in both the first and second quarters of 2009 (171 million euros), breaking down to a decrease of 5.5% in the second quarter as opposed to an increase of 2.4% in the first quarter.

EBITDA in Spain was 349 million euros in the first half of 2009, up 28.2% on both a comparable and historical basis. The EBITDA margin was 18.2% in the first half of 2009, indicating a 4.7-point improvement in relation to the first half of 2008. The improvement in EBITDA is due to reduced interconnection costs, restructuring costs and commercial expenses, which partially offset the downturn in revenues.

Operating income in Spain totalled -175 million euros in the first half of 2009, showing a 33.3% improvement on both a comparable and historical basis and reflecting an improvement in EBITDA, while depreciation and amortisation remained stable compared with the first half of 2008.

Capital expenditure on tangible and intangible assets (CAPEX) in Spain stood at 182 million euros in the first half of 2009, down 26.2% from the first half of 2008 on both an historical and comparable basis. CAPEX represented 9.5% of first half 2009 revenues, compared with 12.3% in the first half of 2008.

The drop in CAPEX is due to reduced investment in 2G and 3G mobile network capacity and ADSL broadband services. In addition there was a drop in investment in ADSL terminals, reflecting the downturn in the broadband services business in the first half of 2009.

Poland

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1 900	2 023	2 594	(6.1)%	(26.7)%
EBITDA	721	893	1 142	(19.2)%	(36.8)%
EBITDA / Revenues	38.0%	44.1%	44.0%
Operating income	252	431	549	(41.5)%	(54.1)%
Operating income / Revenues	13.3%	21.3%	21.2%
CAPEX (excluding GSM and UMTS licenses)	201	273	350	(26.5)%	(42.6)%
CAPEX / Revenues	10.6%	13.5%	13.5%

Revenues in Poland were 1.9 billion euros in the first half of 2009. The 26.7% drop on an historical basis largely reflects the adverse impact of the zloty exchange rate, estimated to be -22.0%.

Revenues in Poland were down 6.1% on a comparable basis. However, excluding the impact of rate cuts decided by the regulator for fixed and mobile services, revenues were only down 1.4% on a comparable basis.

Revenues from Personal Communication Services totalled 884 million euros. They were down 6.5% on a comparable basis, but excluding the impact of the rate cuts for call terminations and roaming, estimated at -67 million euros, revenues grew 0.7%.

The number of contract customers continued to rise steadily in the first half of 2009, reaching 6.450 million customers at 30 June 2009, a year-on-year increase of 10.9%. Contract customers represented 46.8% of the customer base at that date, compared with 41.8% at 30 June 2008.

Total customer numbers, excluding MVNOs (contracts and prepaid offers), were 13.768 million at 30 June 2009 from 13.900 million at 30 June 2008, a 0.9% decrease caused by a 9.5% drop in prepaid offers over the period. The drop in prepaid offers is due in part to the restructuring of the active customer base.

Average usage per user (AUPU)13 was up 19.2% to 124 minutes per month: lower prices, particularly on new unlimited use contracts, fuelled the expansion in usage.

13

See glossary.

Revenues from Home Communication Services totalled 1.138 million euros, down 2.5% on a comparable basis. Excluding the impact of the rate decrease for call terminations, estimated at -28 million euros, revenues were virtually stable in the first half of 2009 (-0.1%).

The number of traditional telephone lines (7.486 million lines at 30 June 2009) was down 10.9% year-on-year due to the migration to mobile services. Thus revenues from traditional telephone communications were affected by the 15.3% downturn in traffic and the impact of rate cuts for fixed-to-mobile communications (-33%).

These unfavourable trends were offset by:

-

steady growth in ADSL broadband offers, with revenues up 8.7% in the first half of 2009. The number of ADSL broadband subscribers rose to 2.267 million at 30 June 2009, a year-on-year increase of 6.8%. In addition, ADSL ARPU14 grew as a result of customer migration to higher speed services and growth in add-on services. As a result, the number of digital TV subscribers (satellite and ADSL television) more than quadrupled in one year to 239,000 customers at 30 June 2009;

-

39.3% growth in Operator services driven by an increase in wholesale services (telephone lines and ADSL) and increasing revenues from domestic and international call transit services.

Second quarter 2009

Revenues from Poland were 940 million euros, down 29.2% on an historical basis, of which 23.5% was attributable to the unfavourable impact of the zloty exchange rate. On a comparable basis, revenues from Poland were down by 7.4%, compared with -4.7% in the first quarter of 2009. The deeper decline in the second quarter primarily reflects greater pressure from rate cuts imposed by the regulator for both fixed and mobile services.

First half 2009 EBITDA from Poland was 721 million euros, a drop of 36.8% compared with the first half of 2008 on an historical basis, linked in part to the adverse impact of exchange rates (-21.9%). On a comparable basis, the drop was 19.2%. The EBITDA margin was 38.0% in the first half of 2009, representing a 6.1-point decrease on a comparable basis (-6.0 points on an historical basis).

The decrease in EBITDA on a comparable basis is linked to the decrease in revenues for fixed and mobile services, the increase in commercial expenses for mobile services (generated primarily by purchases of handsets priced in euros) and the increase in property expenses (building rentals and increased energy costs).

Operating income from Poland was 252 million euros in the first half of 2009, down 54.1% on an historical basis and down 41.5% on a comparable basis. These changes reflect the change in EBITDA, with no significant change in depreciation, amortisation and provisions between the two periods.

Capital expenditure on tangible and intangible assets (CAPEX) in Poland stood at 201 million euros in the first half of 2009, down 42.6% on an historical basis (of which -22.0% was linked to the unfavourable impact of the zloty exchange rate) and down 26.5% on a comparable basis. CAPEX represents 10.6% of first half 2009 revenues, compared with 13.5% for the first half of 2008.

The drop in CAPEX on a comparable basis is due to the optimisation of investments in capacity for mobile voice services and traditional fixed services in the first half of 2009. These impacts are partially offset by increased investment in satellite TV terminals.

14

See glossary.

Rest of World

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	4 112	4 121	3 926	(0.2)%	4.7%
EBITDA	1 677	1 738	1 674	(3.5)%	0.2%
EBITDA / Revenues	40.8%	42.2%	42.6%
Operating income	1 078	1 115	1 083	(3.4)%	(0.5)%
Operating income / Revenues	26.2%	27.1%	27.6%
CAPEX (excluding GSM and UMTS licenses)	590	657	621	(10.2)%	(5.0)%
CAPEX / Revenues	14.3%	16.0%	15.8%

Rest of World revenues rose to 4.112 billion euros in the first half of 2009, up 4.7% on an historical basis, including the favourable impact of exchange rates (+3.8%) and changes in scope of consolidation (+1.2%) related to the acquisition of Telkom Kenya.

On a comparable basis, revenues were down by 0.2% in relation to the first half of 2008.

Revenues from operations in Africa and the Middle East rose by 5.8% in the first half of 2009 on a comparable basis, driven by Egypt (+11.1%), Mali (+10.4%), Botswana (+21.3%) and new operations in Africa15 for which combined revenues were up 27.8%.

Revenues from Europe were down 3.9% on a comparable basis. This reflects the impact from the deterioration of economic conditions in Romania, where revenues were down 15.4%. Revenues were up in Belgium (+2.2%), Moldova (+14.6%) and Luxembourg (+20.5%), offsetting the downturn in Switzerland (-2.3%) and Slovakia (-1.9%).

The number of mobile customers in the Rest of World segment continued to rise sharply, reaching 59.1 million customers at 30 June 2009, a 20.1% increase year-on-year (+9.9 million additional customers, net of terminations). During the first half of 2009, there were 4.1 million additional customers (net of terminations), with the principal contributions coming from Egypt, Senegal, Kenya, Mali and Cameroon. New operations in Africa contributed 0.7 million new customers (net of terminations) in the first half of 2009.

Second quarter 2009

Revenues from the Rest of World segment totalled 2.084 billion euros, a 4.4% increase on an historical basis. On a comparable basis, they remained stable in comparison to the second quarter of 2008, after falling 0.4% in the first quarter of 2009. The improvement between the two quarters primarily concerns Africa and the Middle East, including Mali, Senegal and Egypt.

Rest of World EBITDA rose to 1.677 billion euros in the first half of 2009, up 0.2% on an historical basis, due to the favourable impact of exchange rates (+3.9%) and changes in scope of consolidation (-0.1%). On a comparable basis, the change in relation to the first half of 2008 is -3.5%. The EBITDA margin was 40.8% in the first half of 2009, a 1.4-point decrease on a comparable basis (-1.8 points on an historical basis).

The drop in EBITDA on a comparable basis is linked to the deterioration of EBITDA in Romania and, to a lesser extent, in Belgium. There was also an impact from start-up costs for New Operations.

Rest of World operating income was 1.078 billion euros in the first half of 2009, down 0.5% on an historical basis (favourable impact of exchange rates) and down 3.4% on a comparable basis. The impact from the decrease in EBITDA is partially offset by lower depreciation and amortisation than in the first half of 2008.

15

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

Capital expenditure on tangible and intangible assets (CAPEX) for the Rest of World segment comes to 590 million euros for the first half of 2009, a 5.0% decrease on an historical basis, including the favourable impact of exchange rates (+3.9 points) and changes in scope of consolidation (+1.9 points). On a comparable basis, CAPEX was down 10.2%.

Rest of World CAPEX made up 14.3% of revenues in the first half of 2009, compared with 16.0% in the first half of 2008 on a comparable basis (15.8% on an historical basis).

The fall in CAPEX on a comparable basis reflects the optimisation of network capacity, particularly in Eastern Europe which has been strongly affected by the deterioration in economic conditions.

The impact of optimisation is partially offset by growth in New Operations16 for which CAPEX tripled in the first half of 2009 compared with that of the first half of 2008. CAPEX for New Operations represents close to one fourth of the CAPEX for the entire Rest of World segment in the first half of 2009.

Enterprise

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	3 836	3 904	3 842	(1.7)%	(0.2)%
EBITDA	781	789	726	(1.0)%	7.6%
EBITDA / Revenues	20.4%	20.2%	18.9%
Operating income	595	601	540	(1.0)%	10.2%
Operating income / Revenues	15.5%	15.4%	14.1%
CAPEX (excluding GSM and UMTS licenses)	138	158	157	(12.4)%	(12.1)%
CAPEX / Revenues	3.6%	4.0%	4.1%

Revenues from the Enterprise segment were 3.836 billion euros in the first half of 2009. The -0.2% change from the first half of 2008 on an historical basis includes the favourable impact of exchange rates (+1.5%) and changes in the scope of consolidation (+0.1%) related to the consolidation of Netia and PCM in October 2008 in the broadcast business.

On a comparable basis, half-year revenues for the Enterprise segment were down 1.7%. Excluding network equipment sales and the impact of the Chatel law on customer relations (call centres) in France, revenues were virtually stable in comparison with the first half of 2008, at -0.1%. The growth of new operations, particularly service operations, offset the fall in traditional services.

The decrease in Business Network Legacy revenues was 6.5% in the first half of 2009 on a comparable basis.

Traditional fixed telephony dropped by 5.9% due to:

-

a 4.7% drop year-on-year in the number of telephone lines (5.3 million at 30 June 2009),

-

a 8.8% drop in the volume of traffic from traditional telephone communications compared with the first half of 2008,

-

a reduction in revenues from customer relations (call centres) linked to the implementation of the Chatel law in France (impact of -14 million euros in the first half of 2009).

Meanwhile, revenues from traditional data services were down by 8.2%. The slowing of the migration of business networks to more recent technologies, already noted in 2008, continued in the first half of 2009.

The growth in Advanced Business Network Services remained buoyant in the first half of 2009, at 4.9% on a comparable basis due to:

-

the continuing growth in IP network services and high bandwidth infrastructure services such as MAN Ethernet and Ethernet Link, with the number of IP-VPN subscribers worldwide rising 3.4% year-on-year to 324,000 at 30 June 2009;

-

the strong growth in Voice over IP services;

-

the growth of Business Everywhere mobility offers, which remained high, particularly in France, where there were 718,000 users at 30 June 2009 (+14.1%).

16

New operations: Armenia, Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

Revenues from Extended Business Services rose 5.9% in the first half of 2009 on a comparable basis. This performance, particularly internationally, reflects strong growth in facility management services and corporate network integration services, both of which outperformed the market.

Other Business Services reported an 8.8% drop in revenues in the first half of 2009 (on a comparable basis) attributable to the significant downturn in network equipment sales. Excluding this impact, Other Business Services were up 5.4%, reflecting the steady growth of broadcast services.

Second quarter 2009

Revenues from Enterprise Communication Services totalled 1.910 billion euros. The 1.5% decrease compared with the second quarter of 2008 on an historical basis includes a 2.4% favourable impact from exchange rates.

On a comparable basis, revenues were down 3.8% in the second quarter of 2009.  Excluding network equipment sales and the impact of the Chatel law in France, quarterly revenues for the Enterprise segment were down 1.8%. Traditional services were affected by a larger decrease in telephone communications and in revenues from traditional data services in the second quarter of 2009. While growth slowed in Extended Business Services, it nevertheless outperformed the market.

EBITDA for the Enterprise segment rose 7.6% on an historical basis to 781 million euros in the first half of 2009 due to the favourable impact of exchange rates (+7.6%) and changes in scope of consolidation (+1.1%).  On a comparable basis, EBITDA dropped 1.0%.

Since 7 March 2009, the operating expenses for the Enterprise segment have included the telecommunications tax (French audiovisual law), which has had a negative impact of 11 million euros in the first half of 2009. Excluding the impact of this new tax and of the Chatel law, EBITDA rose by 2.2%.

The EBITDA margin was 20.4% in the first half of 2009. The improvement of 0.2 points compared with the first half of 2008 (+1.5 points on an historical basis) reflects the adjustment of operating costs in line with the slowdown in business and the improvement in gross margins for connectivity and services.

Operating income for the Enterprise segment was 595 billion euros in the first half of 2009, up 10.2% on an historical basis (favourable impact of exchange rates). On a comparable basis, the 1.0% drop reflects the change in EBITDA, with increases in depreciation and amortisation for the Enterprise segment remaining stable in relation to the first half of 2008.

Capital expenditure on tangible and intangible assets (CAPEX) fell 12.1% on an historical basis and 12.4% on a comparable basis to 138 million euros in the first half of 2009. The fall reflects the impact of a more selective capital expenditure policy and slowing growth in the service businesses.

International Carrier Services and Shared Services

In millions of euros	Period ended 30 June
	2009	2008	2008	09 / 08	09 / 08
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	688	609	612	12.9%	12.3%
EBITDA	(119)	(111)	(119)	(7.2)%	(1.4)%
EBITDA / Revenues	(17.3)%	(18.2)%	(19.2)%
Operating income	(440)	(366)	(374)	(20.2)%	(17.6)%
Operating income / Revenues	(63.9)%	(60.1)%	(61.0)%
CAPEX (excluding GSM and UMTS licenses)	294	483	483	(39.2)%	(39.2)%
CAPEX / Revenues	42.7%	79.3%	78.8%

Revenues from the International Carrier Services and Shared Services segment rose 12.9% on a comparable basis (+12.3% on an historical basis) to 688 million euros in the first half of 2009.

Revenues from International Carrier Services were 605 million euros in the first half of 2009, an increase of 11.7% on a comparable basis and of 10.5% on an historical basis. Most of the increase is attributable to international transit services, which represent almost half of the revenues of International Carrier Services.

Revenues from Shared Services were 83 million euros in the first half of 2009, up 22.8% on a comparable basis and up 27.7% on an historical basis, linked to content distribution such as on-line games and cinema revenues (excluding revenues from Orange TV customers).

EBITDA from the International Carrier Services and Shared Services segment fell by 8 million euros on a comparable basis from the first half of 2008 to a total of -119 million euros in the first half of 2009 (stable on an historical basis). Increased content expenses linked to the launch of the Orange sport and Orange cinema series channels in 2008 and to network costs were largely offset by revenue growth, the partial reversal of the impairment of Sonaecom shares (mobile services in Portugal) and lower G&A for the Group's support and cross-business functions.

Operating income from International Carrier Services and Shared Services in the first half of 2009 was -440 million euros, compared with -366 million euros in the first half of 2008 on a comparable basis and -374 million euros on an historical basis. The deterioration between the two periods is mainly due to the increase in depreciation and amortisation for Voice over IP and television service platforms.

Capital expenditure on tangible and intangible assets (CAPEX) for International Operators and Shared Services totalled 294 million euros in the first half of 2009, compared with 483 million euros in the first half of 2008 on both a comparable and historical basis. The decrease from one period to the next is mostly attributable to the one-off purchase of operating premises in France in the first half of 2008 for 163 million euros.

upcoming events

  29 October 2009: third quarter 2009 results

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine
beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

financial communication contacts: +33 1 44 44 04 32

(analysts and investors)

Vincent Benoit

vincent.benoit@orange-ftgroup.com

Xavier Pichon
xavier.pichon@orange-ftgroup.com

Reza Samdjee
reza.samdjee@orange-ftgroup.com

for further information

The slide presentation prepared for the publication of first half 2009 financial information may be viewed on the France Telecom website at:

http://www.orange.com

http://www.francetelecom.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand, the success of the Orange 2012 transformation plan and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

(in millions of euros, except share data)
	30 June 2009	30 June 2008

Revenues	25 458	26 304
External purchases	(11 082)	(11 263)
Other operating income	287	202
Other operating expenses	(1 241)	(1 167)
Labour expenses	(4 487)	(4 588)
including employee profit-sharing and share-based compensation	(174)	(187)
Gains (losses) on disposals of assets	(18)	10
Restructuring expenses	(118)	(202)
Income from associates	22	(6)
EBITDA	8 821	9 290
Depreciation and amortization	(3 598)	(3 841)
Impairment of goodwill	0	0
Impairment of non-current assets	(14)	22
Operating income	5 209	5 471
Interest expense, net	(1 076)	(1 156)
Foreign exchange gains (losses)	(3)	4
Discounting expense	(58)	(57)
Finance costs, net	(1 137)	(1 209)
Income tax	(1 269)	(1 266)
Consolidated net income	2 803	2 996
Net income attributable to equity holders of France Telecom S.A.	2 559	2 675
Net income attributable to minority interests	244	321

Earnings per share (in euros)
Net income attributable to equity holders of France Telecom S.A.
- basic	0.97	1.03
- diluted	0.97	1.00

appendix 2: consolidated balance sheet

(in millions of euros)
	30 June 2009	31 December 2008
ASSETS
Goodwill	30 069	30 301
Other intangible assets	14 783	14 451
Property, plant and equipment	25 628	26 534
Interests in associates	196	172
Assets available for sale	195	203
Non-current loans and receivables	1 809	1 554
Non-current financial assets at fair value through profit or loss	214	106
Non-current hedging derivatives assets	169	624
Other non-current assets	36	32
Deferred tax assets	4 278	5 142
Total non-current assets	77 377	79 119
Inventories	812	976
Trade receivables	5 964	6 163
Current loans and other receivables	122	63
Current financial assets at fair value through profit or loss, excluding cash equivalents	1 272	721
Current hedging derivatives assets	3	75
Other current assets	1 982	2 143
Current tax assets	43	144
Prepaid expenses	837	581
Cash and cash equivalents	5 054	4 800
Total current assets	16 089	15 666
TOTAL ASSETS	93 466	94 785
EQUITY AND LIABILITIES
Share capital	10 594	10 460
Additional paid-in capital	15 729	15 325
Retained earnings (deficit)	1 676	1 440
Cumulative translation adjustment	36	(135)
Equity attributable to equity holders of France Telecom S.A.	28 035	27 090
Equity attributable to minority interests	2 516	3 598
Total equity	30 551	30 688
Non-current trade payables	464	498
Non-current financial liabilities at amortised cost, excluding trade payables	33 194	31 782
Non-current financial liabilities at fair value through profit or loss	530	495
Non-current hedging derivatives liabilities	630	650
Non-current employee benefits	555	559
Non-current provisions	998	1 262
Other non-current liabilities	574	711
Deferred tax liabilities	1 382	1 288
Total non-current liabilities	38 327	37 245
Current trade payables	8 503	9 519
Current financial liabilities at amortised cost, excluding trade payables	7 763	8 236
Current financial liabilities at fair value through profit or loss	91	913
Current hedging derivatives liabilities	1	2
Current employee benefits	1 406	1 700
Current provisions	1 435	1 453
Other current liabilities	2 431	1 989
Current tax payables	289	277
Deferred income	2 669	2 763
Total current liabilities	24 588	26 852
TOTAL EQUITY AND LIABILITIES	93 466	94 785

appendix 3: consolidated statement of cash flows

(in millions of euros)
	30 June 2009	30 June 2008
Net cash provided by operating activities
Consolidated net income	2 803	2 996
Adjustments to reconcile net income / (loss) to funds generated from operations	5 869	6 111
Changes in inventories, trade receivables and trade payables	31	689
Other changes in working capital requirements	(367)	(765)
Other operating monetary items	(978)	(1 805)
Net cash provided by operating activities	7 358	7 226
Net cash used in investing activities
Purchases of property, plant and equipment and intangible assets, net of the change in asset suppliers	(3 320)	(3 615)
Proceeds from sales of property, plant and equipment and intangible assets	58	34
Cash paid for investment securities and subsidiaries, net of cash acquired	(1 394)	(174)
Proceeds from sales of investment securities, net of cash transferred	7	36
Decrease (increase) in marketable securities and other long-term assets: escrow deposit	-	(56)
Other decrease (increase) in marketable securities and other long-term assets	(637)	411
Net cash used in investing activities	(5 286)	(3 364)
Net cash used in financing activities
Issuances of bonds convertible, exchangeable or redeemable into shares and other long-term debt	3 118	3 465
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares and other long-term debt, repayment of the equity share of hybrid debt	(3 341)	(4 164)
Increase (decrease) in bank overdrafts and short-term borrowings	705	953
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	(303)	(230)
Exchange rate effects on derivatives, net	(136)	(147)
Purchase of treasury shares	(31)	22
Change in share capital	1	29
Dividends paid to shareholders	(1 863)	(3 938)
Net cash used in financing activities	(1 850)	(4 010)

Cash and cash equivalents at beginning of half-year period	4 800	4 025
Net change in cash and cash equivalents	222	(148)
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	32	3
Cash and cash equivalents at end of half-year	5 054	3 880
Organic cash flow
EBITDA - CAPEX	6 293	6 156
Interest paid and interest rate effect of derivatives net (net of dividends and interest income received)	(700)	(1 360)
Income tax paid	(278)	(445)
Change in overall working capital requirement (1)	(336)	(76)
Telecommunication licenses (net of the change in amounts due to telecommunication license suppliers)	(18)	(111)
Increase (decrease) in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses (CAPEX)	(774)	(370)
Proceeds from sales of property, plant and equipment and intangible assets	58	34
Other	(149)	(183)
Organic cash flow	4 096	3 645
Attributable to equity holders of France Telecom S.A.	3 888	3 434
Attributable to minority shareholders	208	211

appendix 4: change in net debt for the first half of 2009

(In millions of euros)

Net debt at 31 December 2008	35 859

Organic cash flow	(4 096)
Dividends paid by France Telecom SA*	1 553
Dividends paid by the subsidiaries to minority shareholders and changes in share capital (minority shareholders)	309
Net impact of the acquisition of 18.2% of France Telecom Espana**	569
Other acquisitions and proceeds from the sale of investment securities, net of cash acquired/transferred	8
Other items***	532

net debt at 30 June 2009	34 734

* Payment of the balance of the dividend for 2008, i.e. 0.80 euro per share excluding payment in shares.

** Acquisition of 18.2% of FT España for 1.379 billion euros, partially offset by the termination of the 810-million euro price guarantee given to minority shareholders of FT España.

*** Primarily the exchange rate impact related to the change in the pound sterling to the euro.

appendix 5: consolidated EBITDA

1st half

(in millions of euros)	1st half 2009	First half 2008 comparable basis (unaudited)	First half 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)

Revenues	25 458	25 581	26 304	(0.5)	(3.2)
External purchases	(11 082)	(10 859)	(11 263)	2.1	(1.6)
in % of revenues	43.5%	42.4%	42.8%	1.1 pt	0.7 pt
of which:
purchases from and fees paid to carriers	(3 809)	(3 727)	(3 861)	2.2	(1.3)
in % of revenues	15.0%	14.6%	14.7%	0.4 pt	0.3 pt
Other network expenses and IT costs	(1 436)	(1 406)	(1 436)	2.2	0.0
in % of revenues	5.6%	5.5%	5.5%	0.1 pt	0.1 pt
Overheads, property, other external expenses and capitalised production	(1 928)	(1 909)	(1 971)	0.9	(2.2)
in % of revenues	7.6%	7.5%	7.5%	0.1 pt	0.1 pt
Commercial expenses and content purchases	(3 909)	(3 817)	(3 995)	2.4	(2.1)
in % of revenues	15.4%	14.9%	15.2%	0.5 pt	0.2 pt
Labour expenses	(4 487)	(4 501)	(4 588)	(0.3)	(2.2)
in % of revenues	17.6%	17.6%	17.4%	0.0 pt	0.2 pt
Other income and expenses	(954)	(958)	(965)	(0.5)	(1.1)
Gains (losses) on disposal of assets	(18)	7	10	-	-
Restructuring expenses	(118)	(201)	(202)	-	-
Income from associates	22	(11)	(6)	-	-
EBITDA	8 821	9 058	9 290	(2.6)	(5.0)
in % of revenues	34.7%	35.4%	35.3%	(0.7 pt)	(0.6 pt)

2nd quarter

(in millions of euros)	2nd quarter 2009	Second quarter 2008 comparable basis (unaudited)	Second quarter 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)

Revenues	12 773	12 942	13 276	(1.3)	(3.8)
External purchases	(5 503)	(5 554)	(5 733)	(0.9)	(4.0)
in % of revenues	43.1%	42.9%	43.2%	0.2 pt	(0.1 pt)
of which:
purchases from and fees paid to carriers	(1 919)	(1 895)	(1 949)	1.2	(1.6)
in % of revenues	15.0%	14.6%	14.7%	0.4 pt	0.3 pt
Other network expenses and IT costs	(708)	(721)	(736)	(1.8)	(3.8)
in % of revenues	5.5%	5.6%	5.5%	(0.1 pt)	0.0 pt
Overheads, property, other external expenses and capitalised production	(940)	(977)	(1 010)	(3.9)	(7.0)
in % of revenues	7.4%	7.6%	7.6%	(0.2 pt)	(0.2 pt)
Commercial expenses and content purchases	(1 936)	(1 960)	(2 037)	(1.2)	(4.9)
in % of revenues	15.2%	15.1%	15.3%	0.1 pt	(0.1 pt)
Labour expenses	(2 233)	(2 215)	(2 255)	0.8	(1.0)
in % of revenues	17.5%	17.1%	17.0%	0.4 pt	0.5 pt
Other income and expenses	(461)	(485)	(497)	(5.0)	(7.1)
Gains (losses) on disposal of assets	(15)	13	15	-	-
Restructuring expenses	(67)	(134)	(135)	-	-
Income from associates	27	(8)	(12)	-	-
EBITDA	4 522	4 559	4 661	(0.8)	(3.0)
in % of revenues	35.4%	35.2%	35.1%	0.2 pt	0.3 pt

appendix 6: revenues by business segment

1st half

(in millions of euros)	1st half 2009	First half 2008 comparable basis (unaudited)	First half 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)

France
Personal Communication Services	5 373	5 049	5 056	6.4	6.3
Home Communication Services	7 073	7 178	7 206	(1.5)	(1.8)
Consumer Services	4 387	4 403	4 413	(0.4)	(0.6)
International Operator Services	2 323	2 338	2 346	(0.7)	(1.0)
Other HCS revenues	364	437	448	(16.8)	(18.9)
Eliminations	(607)	(566)	(568)	-	-
Total France	11 840	11 661	11 694	1.5	1.2

United Kingdom
Personal Communication Services	2 451	2 499	2 881	(1.9)	(14.9)
Home Communication Services	120	144	166	(16.9)	(28.0)
Eliminations	(30)	(33)	(39)	-	-
Total United Kingdom	2 541	2 609	3 008	(2.6)	(15.5)

Spain
Personal Communication Services	1 578	1 670	1 670	(5.5)	(5.5)
Home Communication Services	342	348	348	(1.6)	(1.5)
Total Spain	1 920	2 017	2 017	(4.8)	(4.8)

Poland
Personal Communication Services	884	945	1 211	(6.5)	(27.0)
Home Communication Services	1 138	1 167	1 497	(2.5)	(24.0)
Eliminations	(121)	(89)	(115)	-	-
Total Poland	1 900	2 023	2 594	(6.1)	(26.7)

Rest of World
Total Rest of World *	4 112	4 121	3 926	(0.2)	4.7

Enterprise
Business Network Legacy	1 642	1 758	1 739	(6.5)	(5.6)
Advanced Business Network	1 083	1 032	1 004	4.9	7.8
Extended Business Services	682	644	632	5.9	7.9
Other Business services	430	471	467	(8.8)	(7.9)
Total Enterprise Communication Services	3 836	3 904	3 842	(1.7)	(0.2)

International Carrier Services and Shared Services
International Carrier Services	605	542	548	11.7	10.5
Shared Services	83	67	65	22.8	27.7
Total International Carrier Services and Shared Services	688	609	612	12.9	12.3

Inter-segment eliminations	(1 379)	(1 363)	(1 389)	-	-

France Telecom Group
Consolidated revenue	25 458	25 581	26 304	(0.5)	(3.2)
* Detail by country for the "Rest of World" segment is provided in appendix 7.

2nd quarter

(in millions of euros)	2nd quarter 2009	Second quarter 2008 comparable basis (unaudited)	Second quarter 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)

France
Personal Communication Services	2 728	2 587	2 592	5.5	5.3
Home Communication Services	3 514	3 576	3 592	(1.7)	(2.2)
Consumer Services	2 177	2 207	2 211	(1.4)	(1.5)
International Operator Services	1 159	1 158	1 162	0.0	(0.3)
Other HCS revenues	178	210	219	(15.3)	(18.8)
Eliminations	(314)	(290)	(291)	-	-
Total France	5 928	5 872	5 893	1.0	0.6

United Kingdom
Personal Communication Services	1 243	1 295	1 438	(4.0)	(13.5)
Home Communication Services	60	71	78	(15.5)	(23.6)
Eliminations	(15)	(18)	(20)	-	-
Total United Kingdom	1 288	1 348	1 497	(4.5)	(14.0)

Spain
Personal Communication Services	795	842	842	(5.6)	(5.6)
Home Communication Services	171	181	181	(5.3)	(5.2)
Total Spain	966	1 023	1 023	(5.5)	(5.5)

Poland
Personal Communication Services	439	479	626	(8.4)	(29.9)
Home Communication Services	563	582	761	(3.3)	(26.1)
Eliminations	(62)	(46)	(60)	-	-
Total Poland	940	1 015	1 327	(7.4)	(29.2)

Rest of World
Total Rest of World *	2 084	2 084	1 996	0.0	4.4

Enterprise
Business Network Legacy	806	880	868	(8.4)	(7.1)
Advanced Business Network	545	526	506	3.7	7.8
Extended Business Services	344	335	326	2.8	5.6
Other Business services	214	244	239	(12.4)	(10.4)
Total Enterprise Communication Services	1 910	1 986	1 939	(3.8)	(1.5)

International Operators and Shared Services
International Operators	310	276	279	12.3	11.0
Shared Services	41	33	31	23.6	29.0
Total International Operators and Shared Services	350	308	310	13.5	12.8

Inter-segment eliminations	(694)	(695)	(708)	-	-

France Telecom Group
Consolidated revenue	12 773	12 942	13 276	(1.3)	(3.8)
* Detail by country for the Rest of World segment is provided in appendix 7.

appendix 7: Rest of World segment – revenues by country

1st half

(in millions of euros)	1st half 2009	First half 2008 comparable basis (unaudited)	First half 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)
Belgium	745	729	729	2.2	2.2
Romania	531	628	628	(15.4)	(15.4)
Egypt	499	449	402	11.1	24.1
Slovakia	407	415	388	(1.9)	4.8
of which PCS*	389	404	378	(3.6)	3.0
Switzerland	416	426	399	(2.3)	4.3
Senegal	317	310	313	2.3	1.2
of which PCS*	226	214	214	5.7	5.7
Côte d’Ivoire	219	216	216	1.5	1.5
of which PCS*	151	153	153	(1.6)	(1.6)
Dominican Republic	219	228	208	(4.0)	5.0
Jordan	208	208	181	0.0	15.1
of which PCS*	96	98	85	(2.7)	11.9
Mali	133	121	121	10.4	10.4
Cameroon	102	104	104	(1.6)	(1.6)
Moldova	75	65	58	14.6	28.9
Kenya	52	53	-	(2.4)	-
of which PCS*	6	-	-	-	-
Madagascar	40	44	45	(10.5)	(11.9)
Botswana	42	34	35	21.3	18.6
Mauritius	31	30	31	5.0	(0.7)
of which PCS*	13	13	13	7.3	1.5
Other activities and Sofrecom	123	103	111	19.8	11.1
Eliminations	(46)	(41)	(43)	-	-
Total Rest of World	4 112	4 121	3 926	(0.2)	4.7

2nd quarter

(in millions of euros)	2nd quarter 2009	Second quarter 2008 comparable basis (unaudited)	Second quarter 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)
Belgium	381	375	375	1.8	1.8
Romania	267	321	321	(16.7)	(16.7)
Egypt	254	228	207	11.7	23.0
Slovakia	206	213	204	(3.1)	1.0
of which PCS*	197	202	194	(2.6)	1.4
Switzerland	213	212	199	0.4	6.9
Senegal	163	153	156	6.6	4.3
of which PCS*	115	109	109	6.0	6.0
Côte d’Ivoire	111	110	110	0.5	0.5
of which PCS*	76	79	79	(3.9)	(3.9)
Dominican Republic	105	108	99	(2.6)	6.4
Jordan	106	104	91	1.3	16.6
of which PCS*	50	49	43	0.6	15.8
Mali	69	57	57	20.6	20.6
Cameroon	51	53	53	(3.4)	(3.4)
Moldova	38	34	31	11.1	22.5
Kenya	24	26	-	(9.1)	-
of which PCS*	3	-	-	-	-
Madagascar	18	22	24	(16.9)	(22.4)
Botswana	22	18	18	18.8	22.5
Mauritius	16	15	16	5.4	(1.9)
of which PCS*	7	6	6	11.5	3.7
Other activities and Sofrecom	64	53	58	20.7	11.6
Eliminations	(24)	(17)	(21)	-	-
Total Rest of World	2 084	2 084	1 996	0.0	4.4
* PCS: Personal Communication Services

appendix 8: France Telecom key performance indicators

(historical basis)	At 30 June 2008	At 30 Sept. 2008	At 31 Dec. 2008	At 31 March 2009	At 30 June 2009

France Telecom Group
Total number of customers* (millions)	174.430	177.369	182.312	183.521	185.953
Personal Communication Services customers* (millions)	114.380	117.604	121.821	122.894	125 501
- of which contract customers (millions)	43.401	44.461	45.735	46.263	46.844
- of which 3G broadband customers (millions)	13.414	15.355	18.583	20.604	21.684
ADSL broadband customers **** (millions)	12.407	12.664	12.973	13.248	13.362
- of which number of Liveboxes rented (millions)	7.143	7.474	7.794	8.162	8.357
- of which Voice over IP customers (millions)	5.664	6.035	6.506	6.901	7.105
- of which digital TV customers (millions)	1.535	1.746	2.109	2.463	2.670
France
Personal Communication Services
Number of customers* (millions)	24.315	24.524	25.202	25.076	25.287
- of which contract customers (millions)	16.161	16.557	16.977	17.114	17.327
- of which broadband customers (millions)	9.006	9.922	11.015	11.566	12.073
Total ARPU (euros)	398	399	398	400	402
Number of MVNO customers (millions)	1.606	1.686	1.820	1.872	1.981
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	22.235	21.956	21.790	21.549	21.296
- of which naked ADSL** customers (millions)	1.475	1.733	1.998	2.239	2.390
Total number of ADSL broadband customers at end of period (millions)	7.840	8.080	8.326	8.540	8.639
ADSL market share at end of period (%) ***	49.5	49.5	49.4	49.2	48.7
Number of Liveboxes (millions)	5.918	6.226	6.544	6.806	6.991
Number of Voice over IP customers (millions)	4.995	5.361	5.774	6.135	6.339
Number of IPTV & satellite TV customers (millions)	1.389	1.603	1.909	2.166	2.339
Total ARPU (euros)	32.2	32.6	32.9	33.3	33.6
- of which subscription fees (euros)	14.4	14.3	14.1	13.9	13.7
- of which calling services (euros)	7.3	7.0	6.8	6.7	6.5
- of which Internet services (euros)	10.5	11.3	12.0	12.8	13.4
International Operator market
Number of unbundled lines (millions)	5.719	6.008	6.332	6.664	6.986
- of which total unbundling (millions)	4.268	4.574	4.939	5.310	5.664
- of which partial unbundling (millions)	1.451	1.434	1.393	1.354	1.322
Wholesale ADSL rental to third party ISPs (millions)	2.242	2.148	2.124	2.098	2.060
- of which wholesale naked ADSL rental ** (millions)	1.123	1.137	1.186	1.232	1.250
Wholesale line rental (millions)	0.852	0.897	0.948	0.939	0.974
United Kingdom
Personal Communication Services
Number of customers* (millions)	15.757	15.815	15.995	15.850	15.853
- of which contract customers (millions)	5.852	6.013	6.173	6.298	6.443
- of which broadband customers (millions)	2.452	2.883	3.349	3.824	4.313
Total ARPU (GBP)	271	273	272	271	266
Home Communication Services
Number of ADSL broadband customers (millions)	1.063	1.023	1.000	977	954
Spain
Personal Communication Services
Number of customers* (millions)	11.175	11.224	11.374	11.426	11.469
- of which contract customers (millions)	6.220	6.311	6.434	6.485	6.495
- of which broadband customers (millions)	2.436	2.820	3.256	3.730	4.154
Total ARPU (euros)	298	295	291	284	277
Home Communication Services
Number of ADSL broadband customers (millions)	1.192	1.174	1.164	1.165	1.135
* Excluding MVNO customers ** See glossary *** Company estimate **** Including FTTH, satellite and Wimax access.

	(historical basis)	At 30 June 2008	At 30 Sept. 2008	At 31 Dec. 2008	At 31 March 2009	At 30 June 2009
	Poland
	Personal Communication Services
	Number of customers* (millions)	13.900	14.054	14.182	13.681	13.768
	- of which contract customers (millions)	5.814	5.964	6.168	6.311	6.450
	- of which broadband customers (millions)	3.834	4.086	4.570	4.731	5.370
	Total ARPU (PLN)	590	588	591	582	571
	Home Communication Services
	Total number of telephone lines (millions)	9.169	9.036	8.898	8.750	8.613
	Number of ADSL broadband customers (millions)	2.122	2.156	2.191	2.242	2.267
	Rest of World
	Personal Communication Services
	Number of customers* (millions)	49.233	51.987	55.069	56.861	59.125
	- of which contract customers (millions)	9.353	9.616	9.983	10.055	10.130
	- of which broadband customers (millions)	3.273	3.489	4.554	4.839	5.641
	Number PCS customers by country (in thousands)
Europe	Belgium	3 348	3 359	3 393	3 421	3 443
	Luxembourg	75	78	80	80	80
	Switzerland	1 527	1 530	1 543	1 558	1 568
	Romania	10 088	10 208	10 355	10 118	10 354
	Slovakia	2 847	2 891	2 927	2 901	2 876
	Moldova	1 267	1 379	1 457	1 473	1 496
Middle East	Egypt	12 481	13 473	14 331	15 089	16 282
	Jordan	1 543	1 544	1 608	1 566	1 613
Africa	Senegal	3 042	3 188	3 537	3 927	4 038
	Côte d’Ivoire	3 422	3 787	4 143	4 195	4 020
	Mali	2 367	2 559	2 757	2 899	3 114
	Cameroon	1 827	2 003	2 137	2 197	2 408
	Madagascar	1 655	1 814	2 016	2 121	2 135
	Botswana	620	658	692	649	714
	Mauritius	224	226	239	242	238
	Kenya	-	-	360	564	697
	Guinea	398	544	618	724	615
	Guinea Bissau	41	48	60	85	88
	Equatorial Guinea	102	110	110	113	120
	Central African Republic	70	95	127	140	157
	Niger	-	165	166	212	275
	Uganda	-	-	-	55	182
Other	Dominican Republic	2 288	2 315	2 401	2 516	2 599
	Vanuatu	-	14	13	14	12
	Home Communication Services
	Number of telephone lines (in thousands)
	Belgium	594	612	630	649	635
	Jordan	529	526	520	514	506
	Senegal	255	245	240	240	241
	Côte d’Ivoire	262	273	279	280	275
	Mali	1	1	1	1	1
	Mauritius	133	133	134	132	132
	Kenya	-	-	489	479	453
	Vanuatu	4	4	4	4	4
	Enterprise
	France
	Number of legacy telephone lines (in thousands)	5 561	5 520	5 461	5 390	5 299
	Number of Business Everywhere customers (in thousands)	630	664	683	709	718
	Number of full-time subscribers to data networks (in thousands)	319	324	328	330	333
	- of which IP-VPN subscribers	264	267	270	271	273
	World
	Total number of IP-VPN subscribers – world (thousands)	313	318	321	322	324
* Excluding customers of MVNOs

appendix 9: highlights

highlights
July
09/07/09	Group - Orange launches Toshiba TG01 in Europe with a first-to-market exclusive
09/07/08	Orange Business Services - Total awards Orange Business Services global networking contract worth up to EUR 100 million
09/07/02

France - sale of the Alapage website : France Telecom e-Commerce, the France Telecom Group subsidiary, signed an agreement with Rue du Commerce on June 30, 2009 to sell off the Alapage internet address (URL), brand and certain intellectual property rights and contracts that were operated up until then by France Telecom e-Commerce

09/07/02	Spain – After its success in France, Orange and Bic® announce the Spanish launch of the BIC® phone, the simple 100% “ready-to-use” mobile.
June
09/06/30	Group - France Telecom offers USD 2.5 billion in notes
09/06/29	France - Peace of mind when you go on holiday abroad with the new Orange offers
09/06/29	Group - Results of the offering for a share-based dividend payment.
09/06/26	Orange Business Services - launch of "Flexible Computing," the new generation of virtual IT infrastructures
09/06/25	Group - France Telecom-Orange publishes its 2008 Corporate Social Responsibility Report."
09/06/25	France - Orange-innovation TV, the web TV making digital life easier, launches its new formula
09/06/16	France – The new 3G S iPhone available from Orange in the night of June 18 to 19
09/06/09	Group - ACE (Africa Coast to Europe) submarine cable extended to South Africa
09/06/02	United Kingdom - Orange introduces first ever £5 a month mobile tariff with inclusive benefits.
09/06/02	Romania – unlimited calls with up to 50 Orange mobile numbers and unlimited internet access
09/06/02	Poland - Court of Appeal in Warsaw cancelled the penalty imposed on Telekomunikacja Polska.
May
09/05/31	Group - Mobinil (Egypt): France Telecom has secured commitments to sell amounting to more than 3% of the share capital of ECMS at a price of EGP 230 per share
09/05/29	Orange Business Services - France Telecom Subsidiary Almerys Acquires Enora Technologies
09/05/27	Group - Mobinil (Egypt): France Telecom will use all national and international legal channels to challenge obstructive rulings by the Egyptian market authorities
09/05/27	Group - Orange and Alcatel-Lucent sign a cooperation agreement to better address the healthcare market in Europe and emerging countries
09/05/27	Group - France Telecom: option for a share-based dividend payment
09/05/22	France - Orange celebrates its first million iPhone customers in France at the time of the French Tennis Open
09/05/18	Group - Orange deploying its new vision and brand campaign in Africa
09/05/14	France - Orange sport wins its appeal against SFR and Free
09/05/12	France - Orange is launching the first mobile service in France aimed at beneficiaries of the Revenu de Solidarité Active (Earned Income Supplement)
09/05/07	United Kingdom – Orange cuts mobile broadband costs for business customers: Orange discounts cut prices by up to 50%
09/05/05	France –Orange sets mobile Internet access free

highlights
April
09/04/29

Group - revenues grow 0.4% on a comparable basis despite deteriorating economic conditions. Customer base grows 6.3% year-on-year. Cash flow increases on favourable cost performance. guidance of 8 billion euros in organic cash flow for 2009 confirmed

09/04/29	Group - France Telecom offers a GBP 750 million bond
09/04/29	United Kingdom - Orange and HMV today announce an agreement that will see Orange products and services sold in selected HMV stores across the UK
09/04/29	Spain - Orange launches "Basico of Orange", which offers 50% discounts in the bill forever
09/04/29	Group - France Telecom increases its shareholding from 81.6% to 99.85% in France Telecom España
09/04/23	France - the first 3D football match in European football history
09/04/22	Group - France Telecom introduces a new business segment analysis and implements IFRS 8
09/04/16	Group - Orange and Nokia extend strategic partnership with mobile email.
09/04/13	Group – Mobinil (Egypt) France Telecom requests Orascom Telecom to cease its media attack and comply with the ICC’s award
09/04/10	Romania – free Orange PrePay card brings the best top-up offer
09/04/08	Group – Mobinil (Egypt) : having reached the deadline fixed by the Arbitration Court, France Telecom requests the transfer of Mobinil shares currently held by Orascom Telecom
09/04/07	Group – Strengthening of the strategic partnership between France Telecom and Sonatel
09/04/05	Group – Mobinil (Egypt) : France Telecom regrets the Egyptian market authority’s decision to reject the voluntary public takeover bid on ECMS
09/04/03	Group – Mobinil (Egypt) : favourable outcome for France Telecom of the litigation instigated by Orascom Telecom
09/04/02	UK – Orange refreshes pay-monthly animal plans with inclusive multimedia services
09/04/02

Group – From 7 April 2009, watch TV on your iPhone with Orange: This new application, available for downloading from the Apps Store, will provide Orange customers with the opportunity of accessing more than 60 TV channels live in high definition mobile quality.

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.francetelecom.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 10: glossary

ARPU – Home Communication Services

Average annual revenues per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenues per customer.

ARPU – Personal Communication Services

Average annual revenues per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenues per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation

This indicator corresponds to the operating income before depreciation and amortisation and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates.

EBITDA is included as additional information and should not be considered as a substitute for operating income.

EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

equipment revenues (Personal Communication Services)

Revenues from equipment include the sale of mobile handsets and accessories.

Internet Everywhere (Personal Communication Services)

Mobile service enabling laptop computers to be connected to the Internet anywhere using a USB flash drive.

Multiservice (ADSL)

Multiservice include the Livebox, Voice over IP, digital TV (ADSL and satellite) and related services.

MVNO

Mobile virtual network operator: mobile network operator that uses third party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues (Personal Communication Services)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

operating expenses

They include the following:

-

labour expenses;

-

purchases from and fees paid to carriers;

-

other network expenses and IT costs: operation and technical maintenance outsourcing, IT expenses;

-

property, overheads and other expenses;

Other expenses include equipment costs, call centre outsourcing expenses, capitalised production of goods and services, restructuring costs, gains or losses on disposals of assets, the share of profits/losses of associates and other operating expenses.

Other operating expenses include taxes, provisions and losses on accounts receivable, other expenses and changes in provision.  Other operating expenses are reported net of other operating income;

-

commercial expenses (see below) and content purchases.

organic cash flow

Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

roaming

Use of a mobile telephone service on the network of an operator other than that of the subscriber.

SIM card (Personal Communication Services)

Subscriber Identity Module. Micro-chip memory card containing all of the subscription features and that validates access to various mobile services from any GSM handset.

SMS (Short Message Service)

Communication service for short written messages sent on mobile telephone handsets and networks.

subscriber acquisition costs (Personal Communication Services)

The acquisition cost per customer is the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, less revenues from the sale of the handsets, for each new customer.

subscriber retention costs (Personal Communication Services)

Retention costs per customer equal the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, minus revenues from the sale of handsets, for each customer renewing his of her contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 30, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer